Exhibit 99.1

Descartes Announces Pricing of Public Offering

WATERLOO, Ontario, June 26, 2014 (GLOBE NEWSWIRE) — Descartes Systems Group (“Descartes”) (TSX:DSG) (Nasdaq:DSGX), a global leader in uniting logistics-intensive businesses in commerce, today announced the pricing of its public offering of Common Shares in the United States and Canada.  Descartes will offer 9,500,000 Common Shares at a price of US$13.50 per Common Share, for gross proceeds of US$128,250,000.  The underwriters also have the option, exercisable at any time not later than the 30th day after the filing of the final prospectus supplement, to purchase up to 1,425,000 additional Common Shares on the same terms and conditions, to cover their over-allocation position, if any. If the option is exercised in full, gross proceeds of the offering will be US$147,487,500.  The offering is scheduled to close on July 2, 2014, subject to customary closing conditions and approval by the Toronto Stock Exchange.

Descartes intends to use the net proceeds of the offering for general corporate purposes, including as an available source of funding for potential future acquisition opportunities, as well as for possible repayment of outstanding indebtedness under its revolving debt facility.

The offering is being made through an underwriting group co-led by Morgan Stanley, Barclays and GMP Securities L.P., who are acting as joint book-running managers of the offering and as representatives of the underwriters, which include Canaccord Genuity Inc., Raymond James Ltd., TD Securities Inc. and William Blair.

The offering is being conducted in the United States pursuant to a supplement to Descartes’ effective shelf registration statement filed with the United States Securities and Exchange Commission (the “SEC”) and in Canada pursuant to a supplement to Descartes’ short form base shelf prospectus filed with the securities regulatory authorities in each of the provinces of Canada, other than Quebec. Copies of the shelf registration statement and supplement and/or short form base shelf prospectus and supplement, in each case relating to the offering, may be obtained by visiting the SEC’s website at www.sec.gov, on SEDAR at www.sedar.com or from: Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department; Barclays Capital Inc., Prospectus Department, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (888) 603-5847, or by email at Barclaysprospectus@broadridge.com; or GMP Securities L.P., 145 King Street West, Suite 300, Toronto ON M5H 1J8, or by email at ecm@gmpsecurities.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Descartes

Descartes is a global leader in uniting logistics-intensive businesses. Descartes has over 173,000 parties using its cloud-based services. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world’s largest, collaborative multi-modal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world.

Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) including statements regarding the public offering, the terms of the offering, the closing of the offering and expected date thereof, the proposed use of proceeds, the underwriters, and the availability of the shelf registration statement and supplement and/or short form base shelf prospectus and supplement. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, market conditions, regulatory approvals and the factors and assumptions discussed in the sections entitled “Risk Factors” in the short form base shelf prospectus and the prospectus supplement, as well as the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the SEC, the Ontario Securities Commission and other securities regulatory authorities across Canada, including Descartes’ interim management’s discussion and analysis for the three months ended April 30, 2014. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

CONTACT:                               Descartes Investor Contact

Laurie McCauley

(519) 746-6114 x202358

investor@descartes.com